UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-38353

PagSeguro Digital Ltd.
(Name of Registrant)

Conyers Trust Company (Cayman) Limited,
Cricket Square, Hutchins Drive, P.O. Box 2681,
Grand Cayman, KY1-1111, Cayman Islands
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

PAGSEGURO DIGITAL LTD.
(the “Company”)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN to the holders of all common shares (the “Shares”) of the Company that an Extraordinary General Meeting of the Company will be held at Av. Brigadeiro Faria Lima, 1384, São Paulo, SP, Brazil, 01451-001, at 11 a.m. on December 19, 2025, for the purpose indicated below.

AGENDA

To vote to elect Mr. Alexandre Magnani and Mr. Artur Schunck as directors of the Company, effective January 1, 2026, to hold office until the next Annual General Meeting of the Company or until their respective successors are elected or appointed, or until their office otherwise becomes vacant.

By Order of the Board

/s/ Luis Frias

Dated November 12, 2025

Luis Frias
Chairman

NOTES:

(i)       The Board of Directors has fixed the close of business on November 24, 2025 as the record date for the determination of the shareholders entitled to attend and vote at the Extraordinary General Meeting or any adjournment thereof. Changes to entries on the register of members after such date shall be disregarded in determining the rights of any person to attend and vote at the meeting or any adjournment thereof.

(ii)     Registered shareholders as of the record date have the right to (i) attend and vote in the Extraordinary General Meeting, either in person or by proxy or, if a body corporate, by a duly authorized representative, (ii) speak and (iii) present alternative proposals/amendments to matters to be decided by the general meeting, provided that the chairman of the Extraordinary General Meeting has not resolved that any such amendment is out of order.

(iii)    The quorum at any general meeting of the Company is one or more shareholders holding not less than one-third in aggregate of the voting power of all Shares in issue and entitled to vote, present in person or by proxy or, if a body corporate, by its duly authorized representative.

(iv)    Participation at the Extraordinary General Meeting may be by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a registered shareholder as of the record date at the Extraordinary General Meeting in this manner will be treated as presence in person and counted towards quorum and entitled to vote.

(v)     At any general meeting of the Company resolutions put to the vote are decided by poll with every shareholder of shares present in person or by proxy or, being a body corporate, by a duly authorized representative having one (1) vote for each Class A Common Share held and ten (10) votes for each Class B Common Share held.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2025

PagSeguro Digital Ltd.

By:	/s/ Artur Schunck
Name:	Artur Schunck
Title:	Chief Financial Officer, Chief Accounting Officer and Investor Relations Officer